Mail Stop 4561
Via Mail and Facsimile to (703) 848-8610

April 27, 2010

Michael J. Saylor, CEO
MicroStrategy Incorporated
1861 International Drive
McLean, VA 22102

> **Re:** **MicroStrategy Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 000-24435**

Dear Mr. Saylor:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 4

1.   We note your disclosure on page 26 that you face a variety of risks in doing business with the U.S. and foreign governments, various state and local governments, and agencies, including risks related to the procurement process, budget constraints and cycles, termination of contracts and audits. Please tell us what consideration you gave to disclosing the portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government, if material. See Item 101(c)(1)(ix) of Regulation S-K.

                                *   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal